UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 30, 2023

(Date of Report (Date of earliest event reported))

FUNDRISE DEVELOPMENT EREIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-3430017
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Net Asset Value as of September 30, 2023

As of September 30, 2023, our net asset value (“NAV”) per common share is $10.12. This NAV per common share shall be effective until updated by us on or about December 31, 2023 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	September 30, 2023 [1]	June 30, 2023 [1]
ASSETS
Investments, at fair value	$151,813	$148,750
Cash and cash equivalents	3,997	4,077
Other assets	880	991
Total Assets	$156,690	$153,818

LIABILITIES
Accounts payable	$1,391	$1,710
Due to related party	196	200
Note payable	29,766	23,028
Dividends payable	108	106
Settling subscriptions	71	90
Total Liabilities	$31,532	$25,134

NET ASSETS CONSIST OF:
Fundrise Development eREIT, LLC Members’ Equity:
Common shares; 12,373,495 and 12,461,655 shares outstanding, net of offering costs, on September 30, 2023 and June 30, 2023, respectively	$126,276	$127,332
Retained earnings (Accumulated deficit)	911	1,295
Net adjustments to fair value	(2,029)	57
NET ASSETS	$125,158	$128,684
NET ASSET VALUE PER SHARE, on 12,373,495 and 12,461,655 shares outstanding, net of offering costs, for the periods ended September 30, 2023 and June 30, 2023, respectively	$10.12	$10.33

[1] Estimated Balance Sheets as of September 30, 2023 and June 30, 2023.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate assets and, as with any commercial real estate valuation methodology, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, and considers relevant market data. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on October 1, 2023, the per share purchase price of our Common Shares will be $10.12 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after December 31, 2023, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

For the quarter ended September 30, 2023, we expect to redeem approximately 515,700 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from December 31, 2019 to September 30, 2023.

Date	NAV Per Share
December 31, 2019	$10.00
June 30, 2020	$9.97
September 30, 2020	$10.00
December 31, 2020	$10.43
August 2, 2021	$10.72
December 31, 2021	$10.78
March 31, 2022	$10.77
June 30, 2022	$10.66
September 30, 2022	$10.65
December 31, 2022	$10.60
March 31, 2023	$10.38
June 30, 2023	$10.33
September 30, 2023	$10.12

Real Estate Performance

The Company experienced a slight decrease in NAV driven by (among other things) an expansion in cap rates for some of the Company’s assets located in the Washington DC area.

However, the decreases were slightly offset by the Hampton Station Holding Properties and our portfolio of assets in the West Jefferson neighborhood of Los Angeles, which are progressing through their respective business plans.

We remain confident in the stability of the Company's portfolio and its long term return potential in the current macroeconomic environment.

Declaration of Dividend

On October 1, 2023, the Manager of the Company declared a daily distribution of $0.0001369863 per share (the “October 2023 Daily Distribution Amount”) (which equates to approximately 0.49% on an annualized basis calculated at the current rate, assuming a $10.12 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on October 2, 2023 and ending on October 31, 2023 (the “October 2023 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the October 2023 Distribution Period and the distributions are scheduled to be paid prior to January 21, 2024. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE DEVELOPMENT EREIT, LLC

		By:	Fundrise Advisors, LLC
		Its:	Manager

		By:	/s/ Bjorn J. Hall
		Name:	Bjorn J. Hall
		Title:	General Counsel

Date:	October 2, 2023